Filed pursuant to Rule 433

Registration No. 333-224206

May 26, 2020

Brookfield Renewable Announces Offering of $500 million of LP Units by Brookfield Asset Management

May 26, 2020

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 26, 2020 (GLOBE NEWSWIRE) — Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or “BEP”) and Brookfield Asset Management Inc. (“BAM”) today announced a secondary offering of 10,236,000 limited partnership units of Brookfield Renewable (“LP Units”) by certain affiliates of BAM (the “Selling Securityholders”) on a bought deal basis to a syndicate of underwriters led by Scotiabank, TD Securities Inc. and CIBC Capital Markets (collectively, the “Underwriters”) for distribution to the public. The Selling Securityholders have agreed to sell the LP Units at a price of $48.85 per LP Unit, for gross proceeds of $500,028,600. Brookfield Renewable is not selling any LP Units in the offering and will not receive any of the proceeds from the offering of LP Units by the Selling Securityholders.

Certain of the Selling Securityholders have also granted the Underwriters an over-allotment option to purchase up to an additional 15% of the LP Units to be sold pursuant to the offering at the offering price (the “Over-Allotment Option”). The Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering. If the Over-Allotment Option is exercised in full, the gross proceeds of the offering will increase to $575,032,890.

BAM currently owns approximately 61% of Brookfield Renewable’s issued and outstanding LP Units on a fully-exchanged basis. Upon the closing of the offering, it is anticipated that BAM will own approximately 57% of Brookfield Renewable’s issued and outstanding LP Units on a fully-exchanged basis (or 57% if the Over-Allotment Option is exercised in full).

Closing of the Offering is subject to a number of closing conditions and is expected to occur on or about June 3, 2020.

This offering is only made by prospectus. Brookfield Renewable has previously filed with the securities commission in each of the provinces and territories of Canada a shelf prospectus and a corresponding registration statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”), which has become effective under the Securities Act of 1933, as amended. A preliminary prospectus supplement describing the offering will be filed with the SEC and final prospectus supplements describing the offering will be filed with the SEC and the Canadian securities commissions on or before May 27, 2020. The prospectuses contain, and the related supplements will contain, important detailed information about the securities being offered. Before investing, you should read the prospectuses and other documents filed by Brookfield Renewable with the SEC and the Canadian securities commissions for information about Brookfield Renewable and this offering. Copies of the prospectuses and related prospectus supplements, when available, may be obtained from: Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com. You may also obtain these documents free of charge by visiting the SEC’s website at www.sec.gov or SEDAR at www.sedar.com.

This press release does not provide full disclosure of all material facts relating to the securities offered. Investors should read the prospectuses, any amendments and any applicable shelf prospectus supplements for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. Any sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and a 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of BAM, a leading global alternative asset manager with over $515 billion of assets under management.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the offering, BAM’s expected ownership interest in Brookfield Renewable and the expected closing date of the offering. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) the failure to satisfy the customary closing conditions the offering, our inability to identify sufficient investment opportunities and complete transactions, including the previously announced proposed acquisition by Brookfield Renewable of TerraForm Power, Inc. (the “TERP acquisition”); uncertainties as to whether TERP’s stockholders not affiliated with Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the proposed TERP acquisition; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and other risks and factors that are described therein and in, or incorporated by reference in, the registration statement and prospectus supplement thereto.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.